EXHIBIT 21.1
LIST OF SUBSIDIARIES
Luminex Project, Inc., a Delaware corporation
Luminex International, Inc., a Delaware corporation
Luminex B.V., a Dutch Private Limited Liability Company
Luminex Molecular Diagnostics, an Ontario, Canada corporation
Tm Technologies, Inc., a Delaware corporation
Tm Bioscience Inc., a Delaware corporation
Tm Bioscience HG Inc., an Ontario, Canada corporation
Tm Bioscience PGX Inc., an Ontario, Canada corporation